UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

827057 10 0

(CUSIP Number)

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105-2669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827057 10 0
1.	Names of Reporting Persons Bing Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 270,626
	8.	Shared Voting Power 10,618,000
	9.	Sole Dispositive Power 270,626
	10.	Shared Dispositive Power 10,618,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,888,626*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%**
14.	Type of Reporting Person (See Instructions) IN

*	By virtue of his status as a trustee of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and a general partner of Golden Eagle Capital L.P. (the “Partnership”), Mr. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares and 7,579,837 shares held by the Trust and Partnership, respectively. Mr. Yeh disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.
**	Percentage of shares reported is based upon 96,034,783 shares of Common Stock outstanding, consisting of 95,854,157 shares outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, plus 180,626 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of December 31, 2009.

CUSIP No. 827057 10 0
1.	Names of Reporting Persons Deborah Yeon-May Yeh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,618,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,618,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,618,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%**
14.	Type of Reporting Person (See Instructions) IN

*	By virtue of her status as a trustee of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and a general partner of Golden Eagle Capital L.P. (the “Partnership”), Mrs. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares and 7,579,837 shares held by the Trust and Partnership, respectively. Mrs. Yeh disclaims beneficial ownership of the shares held by the Partnership except to the extent of her pecuniary interest therein.
**	Percentage of shares reported is based upon 95,854,157 shares outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP No. 827057 10 0
1.	Names of Reporting Persons Golden Eagle Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,579,837
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,579,837
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,579,837*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%**
14.	Type of Reporting Person (See Instructions) PN

*	By virtue of their status as general partners of Golden Eagle Capital L.P. (the “Partnership”), each of Mr. Yeh and Mrs. Yeh may be deemed to have beneficial ownership of 7,579,837 shares held by the Partnership. Mr. Yeh and Mrs. Yeh disclaim beneficial ownership of the shares held by the Partnership except to the extent of their pecuniary interest therein.
**	Percentage of shares reported is based upon 95,854,157 shares outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP No. 827057 10 0
1.	Names of Reporting Persons Yeh Family Trust U/T/D dated August 14, 1995
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,038,163
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,038,163
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,038,163*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%**
14.	Type of Reporting Person (See Instructions) OO

*	By virtue of their status as trustees of the Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”), each of Mr. Yeh and Mrs. Yeh may be deemed to have beneficial ownership of the 3,038,163 shares held by the Trust.
**	Percentage of shares reported is based upon 95,854,157 shares outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP No. 827057 10 0
1.	Names of Reporting Persons Yaw Wen Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,216,885
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,216,885
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%**
14.	Type of Reporting Person (See Instructions) IN

**	Percentage of shares reported is based upon 96,174,864 shares of Common Stock outstanding, consisting of 95,854,157 shares outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009, plus 320,707 shares of Common Stock that are subject to options held by Dr. Hu that are exercisable within 60 days of December 31, 2009.

SCHEDULE 13D

Introduction

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule”) relates is common stock, no par value (“Common Stock”) of Silicon Storage Technology, Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1020 Kifer Road, Sunnyvale, California 94086.
Item 2.	Identity and Background

This Schedule has been filed by (i) Bing Yeh, (ii) Deborah Yeon-May Yeh, (iii) Golden Eagle Capital L.P. (the “Partnership”), (iv) Yeh Family Trust U/T/D dated August 14, 1995 (the “Trust”) and (v) Yaw Wen Hu (collectively, the “Reporting Persons”). The Reporting Persons, other than Dr. Hu, have previously reported their respective beneficial ownership of the Issuer’s Common Stock on Schedule 13G. The Reporting Persons are filing this Schedule because Mr. Yeh and Mr. Hu may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of their execution, delivery and performance of the Contribution Agreement described in Item 4 of this Schedule. Except as expressly set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

Mr. Yeh is a citizen of the United States of America, the Issuer’s Chairman of the Board of Directors (since 2004), Chief Executive Officer of Issuer (since 1989), and the husband of Mrs. Yeh. Mr. Yeh’s services as a member of Issuer’s Board of Directors commenced in 1989. Mr. Yeh also served as President of Issuer from 1989 until June 2009. Mr. Yeh is a general partner of the Partnership and trustee of the Trust.

Mrs. Yeh is a citizen of the United States of America and is the wife of Mr. Yeh. Mrs. Yeh is a general partner of the Partnership and trustee of the Trust.

Golden Eagle Capital L.P. is a California limited partnership. Both Mr. Yeh and Mrs. Yeh are general partners of the Partnership.

Yeh Family Trust U/T/D dated August 14, 1995 is a California revocable Trust. Both Mr. Yeh and Mrs. Yeh are trustees of the Trust.

Yaw Wen Hu is a citizen of the United States of America and is the Executive Vice President and Chief Operating Officer (since 2004) and a member of the Board of Directors (since 1995) of the Issuer.

The business address or address of the principal office and business, as the case may be, of each of the Reporting Persons is 1020 Kifer Road, Sunnyvale, California 94086.

During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock directly owned by Mr. Yeh were acquired by Mr. Yeh from the Issuer, either through subscription or upon exercise of stock options granted by the Issuer, and in each case through the use of personal funds.

The shares of Common Stock held by each of the Partnership and the Trust were acquired by them by a contribution or grant from Mr. Yeh. No funds were used to acquire such beneficial ownership.

The shares of Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh which are held directly by the Partnership were acquired by them as a result of their acquisition of general partner interests in the Partnership following Mr. Yeh’s contribution of such shares to the Partnership. No funds were used to acquire such beneficial ownership.

The shares of Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh which are held directly by the Trust were acquired by Mr. Yeh as the settler of the Trust and by Mrs. Yeh as a result of her appointment as a trustee of the Trust. No funds were used to acquire such beneficial ownership.

The shares of Common Stock directly owned by Dr. Hu were acquired by Dr. Hu from the Issuer, either through subscription or upon exercise of stock options granted by the Issuer, and in each case through the use of personal funds.

As a result of the execution, delivery and performance by Mr. Yeh and Dr. Hu of the Contribution Agreement described in Item 4 of this Schedule, and pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, Mr. Yeh may be deemed to have then acquired beneficial ownership of the shares of Common Stock beneficially owned by Dr. Hu and Dr. Hu may be deemed to have then acquired beneficial ownership of the shares of Common Stock beneficially owned by Mr. Yeh. No funds were used to acquire such beneficial ownership.

Item 4.	Purpose of Transaction

On November 13, 2009, the Issuer, Technology Resources Holdings, Inc., a Delaware corporation (“Parent”), and Technology Resources Merger Sub, Inc., a California corporation (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged (the “Merger”) with and into the Issuer, and each outstanding share of Common Stock (other than shares as to which dissenters’ rights have been properly exercised and except as described below with respect to Mr. Yeh and Dr. Hu) will be converted into the right to receive $2.10 in cash, without interest. In addition, all outstanding options for Common Stock will be effectively converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement.

At the request of Parent, Mr. Yeh, and Dr. Hu entered into a contribution agreement, dated as of November 13, 2009, with Parent (the “Contribution Agreement”). Under the terms of the Contribution Agreement, Mr. Yeh and Dr. Hu agreed to exchange 10,762,583 and 1,371,471 shares of Common Stock beneficially owned by them, respectively, for common stock and preferred stock of Parent immediately prior to the consummation of the Merger. The amount of such common stock and preferred stock will be mutually agreed upon by Parent and Mr. Yeh and Dr. Hu prior to consummation of the Merger. The Contribution Agreement prohibits Mr. Yeh and Dr. Hu from (i) selling, transferring, encumbering or otherwise disposing of their shares subject to the Contribution Agreement (including by means of a short sale, derivative contract, futures or forward contract or any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership with respect to such shares), (ii) from depositing any of such shares into a voting trust or granting any proxies or entering into a voting agreement (other than the Voting Agreements described below), power of attorney or voting trust with respect to such shares, (iii) taking any action that would make any of the representations or warranties made by them in the Contribution Agreement untrue or incorrect in any material respect or that would have the effect of preventing, disabling or delaying Mr. Yeh or Dr. Hu from performing any of his obligations under the Contribution Agreement, and (iv) agreeing to take any of such actions. The Contribution Agreement provides that in executing this agreement, Mr. Yeh and Dr. Hu are acting individually and not jointly. The Contribution Agreement will terminate upon termination of the Merger Agreement in accordance with its terms.

Also at the request of Parent, each of Mr. Yeh and Dr. Hu entered into the voting agreements, each dated as of November 13, 2009, with Parent (collectively, the “Voting Agreements”) pursuant to which they have agreed to (i) to vote, and to grant to Parent an irrevocable proxy to vote, 10,762,583 and 1,371,471 shares of Common Stock beneficially owned by them, respectively, in favor of the Merger and the Merger Agreement and against any other acquisition proposals, (ii) not to solicit any other acquisition proposals, and (iii) to certain restrictions on the transfer or voting of such shares similar to those contained in the Contribution Agreement. Pursuant to the Voting Agreements, each of Mr. Yeh and Dr. Hu have waived and agreed not exercise any appraisal rights under California law with respect to the shares of Common Stock subject to these agreements. The Voting Agreements will terminate upon termination of the Merger Agreement in accordance with their terms.

On December 28, 2009, Mr. Yeh signed a term sheet (the “Term Sheet”) with Cerberus Capital Management, L.P. (“Cerberus”) summarizing the principal terms of a proposed equity investment by Mr. Yeh, consisting solely of 10,762,583 shares of Common Stock beneficially owned by Mr. Yeh, in an affiliate of Cerberus, in connection with a potential acquisition of the Issuer by this entity. As of the date of the filing of this Schedule with the Securities and Exchange Commission (the “SEC”), Cerberus is not a party to any agreement with the Issuer providing for such a transaction and no such transaction has been approved or recommended by the Board of Directors of the Issuer. Mr. Yeh’s obligations to make this investment would arise only if the Contribution Agreement is terminated (which Contribution Agreement is in full force and effect as of the date of the filing of this Schedule with the SEC). If the Contribution Agreement so terminated, the Term Sheet also requires Mr. Yeh to thereafter vote such shares in favor of such potential merger and against any alternative transaction and not to sell or otherwise transfer such shares during the term of the Term Sheet. In connection with the contribution of the 10,762,583 shares to such affiliate, Mr. Yeh would receive a pro-rata interest in such affiliate based on the value of the 10,762,583 shares contributed by Mr. Yeh and the amount of cash contributed by Cerberus to capitalize such affiliate. The obligations of the parties set forth in the Term Sheet will terminate upon the earlier of (i) the six-month anniversary of the date of execution of the Term Sheet and (ii) the date Cerberus voluntarily withdraws from pursuing the potential merger involving the Issuer. The parties to the Term Sheet acknowledged therein that the Term Sheet is intended to serve as a binding agreement on them.

The foregoing descriptions of the Merger Agreement, Contribution Agreement, the Voting Agreements and the Term Sheet are qualified in their entirety by reference to the Merger Agreement, the Contribution Agreement, the Voting Agreements and the Term Sheet, which are filed as Exhibits 99.2 through 99.6 hereto, and are incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Each of Mr. Yeh and Mrs. Yeh has shared power to direct the vote or disposition of 10,618,000 shares of Common Stock, of which 3,038,163 shares are held by the Trust and 7,579,837 shares are held by the Partnership. Mr. Yeh has sole power to direct the vote or disposition of 90,000 shares of Common Stock held by him in an IRA account and 180,626 shares of Common Stock that are subject to options held by him that are exercisable within 60 days of December 31, 2009. Accordingly, the respective percentages of shares of Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh, respectively, are approximately 11.3%[1] and approximately 11.1%[2] of the class.

The Trust and Partnership have no power to direct the vote or disposition of any of the shares, but as members of a group with Mr. Yeh and Mrs. Yeh, each is deemed to beneficially own and share voting and dispositive power over the shares of the Common Stock beneficially owned by Mr. Yeh and Mrs. Yeh.

Dr. Hu has the sole power to direct the vote or disposition of all 1,216,885 shares of Common Stock held by him, including the 320,707 shares of Common Stock that are subject to options that are exercisable within 60 days of December 31, 2009. Accordingly, the percentage of shares of Common Stock beneficially owned by Dr. Hu is approximately 1.3%[3] of the class.

Mr. Yeh and Dr. Hu may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act as a result of their execution, delivery and performance of the Contribution Agreement described in Item 4 of this Schedule. Accordingly, Mr. Yeh may be deemed to have acquired beneficial ownership of the shares of Common Stock beneficially owned by Dr. Hu and Dr. Hu may be deemed to have acquired beneficial ownership of the shares of Common Stock beneficially owned by Mr. Yeh. The aggregate number of shares of Common Stock which may be deemed to be so beneficially owned by each such Reporting Person, including shares subject to options exercisable within 60 days of December 31, 2009, is 12,105,511 or approximately 12.6%[4] of the class.

Except as expressly set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

[1]	Based upon 96,034,783 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009, plus 180,626 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of December 31, 2009.
[2]	Based upon 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009.
[3]	Based upon 96,174,864 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009, plus 320,707 shares of Common Stock that are subject to options held by Dr. Hu that are exercisable within 60 days of December 31, 2009.
[4]	Based upon 96,355,490 shares of Common Stock outstanding, consisting of 95,854,157 shares of Common Stock outstanding as of October 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009, plus 180,626 shares of Common Stock that are subject to options held by Mr. Yeh that are exercisable within 60 days of December 31, 2009, and 320,707 shares of Common Stock that are subject to options held by Dr. Hu that are exercisable within 60 days of December 31, 2009.

(c)

Except as described elsewhere in this Schedule, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days, and none of the persons named under Item 2 have effected transactions in the Common Stock during the past 60 days.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 1, 3 and 4 above is incorporated herein by reference.

Except as otherwise described in this Schedule, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Reporting Persons or Cerberus and any other person or entity.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit	Title

99.1	Joint Filing Agreement by and among Reporting Persons.

99.2	Agreement and Plan of Merger, dated as of November 13, 2009, by and among Silicon Storage Technology, Inc., Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silicon Storage, Inc. on November 13, 2009 (File No. 000-26944)).

99.3	Contribution Agreement, dated as of November 13, 2009, by and between Technology Resources Holdings, Inc., Bing Yeh, and Yaw-Wen Hu (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Ross Gatlin and related entities on November 23, 2009 (File No. 005-49635)).

99.4	Voting Agreement, dated November 13, 2009, by and between Bing Yeh, Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Ross Gatlin and related entities on November 23, 2009 (File No. 005-49635)).

99.5	Voting Agreement, dated November 13, 2009, by and between, Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Ross Gatlin and related entities on November 23, 2009 (File No. 005-49635)).

99.6	Bing Yeh Equity Investment Term Sheet between Bing Yeh and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 1 to Schedule 13D filed by Stephen Feinberg on January 7, 2010 (File No. 005-49635)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2010
Date

/s/ BING YEH
Bing Yeh

/s/ DEBORAH YEON-MAY YEH
Deborah Yeon-May Yeh

GOLDEN EAGLE CAPITAL, L.P.

By:	/s/ BING YEH
Bing Yeh, General Partner

By:	/s/ DEBORAH YEON-MAY YEH
Deborah Yeon-May Yeh, General Partner

YEH FAMILY TRUST U/T/D DATED AUGUST 14, 1995

By:	Bing Yeh and Deborah Yeon-May Yeh, as Co-Trustees of the Yeh Family Trust U/T/D dated August 14, 1995

By:	/s/ BING YEH
Bing Yeh, Trustee

By:	/s/ DEBORAH YEON-MAY YEH
Deborah Yeon-May Yeh, Trustee

/s/ YAW WEN HU
Yaw Wen Hu

EXHIBIT INDEX

Exhibit	Title

99.1	Joint Filing Agreement by and among Reporting Persons.

99.2	Agreement and Plan of Merger, dated as of November 13, 2009, by and among Silicon Storage Technology, Inc., Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Silicon Storage, Inc. on November 13, 2009 (File No. 000-26944)).

99.3	Contribution Agreement, dated as of November 13, 2009, by and between Technology Resources Holdings, Inc., Bing Yeh, and Yaw-Wen Hu (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Ross Gatlin and related entities on November 23, 2009 (File No. 005-49635)).

99.4	Voting Agreement, dated November 13, 2009, by and between Bing Yeh, Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Ross Gatlin and related entities on November 23, 2009 (File No. 005-49635)).

99.5	Voting Agreement, dated November 13, 2009, by and between, Technology Resources Holdings, Inc., and Technology Resources Merger Sub, Inc. (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Ross Gatlin and related entities on November 23, 2009 (File No. 005-49635)).

99.6	Bing Yeh Equity Investment Term Sheet between Bing Yeh and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 1 to Schedule 13D filed by Stephen Feinberg on January 7, 2010 (File No. 005-49635)).